AB
3/24

[redacted]

14049575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13846

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Woodbury Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7755 Third Street North
(No. and Street)

Oakdale (City) Minnesota (State) 55128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig Dahmen (713) 831-8035
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

10 Tenth Street, Suite 1400 (Address) Atlanta (City) GA (State) 30309-3851 (Zip Code)

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/25/14

OATH OR AFFIRMATION

I, Craig Dahmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Woodbury Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

SUZETTE LARTIGUE
Notary Public, State of Texas
My Commission Expires 01-15-2016

Notary Public

Signature

Craig Dahmen, Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Report of Independent Auditors on Internal Control requiredbySEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Woodbury Financial Services, Inc.

(An indirectly wholly-owned subsidiary of
American International Group, Inc.)

Financial Statements and Supplementary Information
December 31, 2013

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Index
December 31, 2013

Page(s)

Independent Auditor's Report 1–2

Financial Statements

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Stockholder's Equity 5

Statement of Cash Flows 6

Notes to Financial Statements 7–17

Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

Schedule I: Computation of Net Capital under SEC Rule 15c3-1 18

Schedule II: Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 19

Schedule III: Information relating to the Possession or Control Requirement for Broker and Dealers under Rule 15c3-3 Under the Securities Exchange Act of 1934 20

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 21–22

Report of Independent Accountants on Agreed-Upon Procedures as Required by Rule 17a-5(e)(4) (filed separately) 23-25

pwc

Independent Auditor's Report

To the Board of Directors and Stockholder of
Woodbury Financial Services, Inc.

We have audited the accompanying financial statements of Woodbury Financial Services, Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company at December 31, 2013 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2014

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Financial Condition
December 31, 2013

(in thousands of dollars, except share amounts)

Assets		
Cash	$	37,832
Cash segregated under federal and other regulations		350
Receivables from broker-dealers and clearing organizations		6,071
Receivables from investment advisors		2,262
Investments, at fair value		18,547
Notes and accounts receivable from registered representatives, net of allowance of $333		2,205
Intangible asset, net of accumulated amortization of $710		7,190
Furniture, equipment and software, net of accumulated depreciation of $7,643		61
Receivables from affiliates		75
Prepaid expenses and other assets		14,778
Total assets	$	89,371
Liabilities and Stockholder's Equity		
Commissions payable		8,685
Accounts payable and accrued expenses		3,652
Payable to affiliates		402
Agent deferred compensation payable		17,013
Income taxes payable to Parent		1,873
Deferred tax liabilities, net		613
Securities sold, not yet purchased		27
Total liabilities		32,265
Stockholder's Equity		
Common stock - par value $1 per share; 50,000 shares authorized; 25,000 shares outstanding		25
Additional paid-in capital		74,911
Accumulated deficit		(17,830)
Total stockholder's equity		57,106
Total liabilities and stockholder's equity	$	89,371

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Operations
Year ended December 31, 2013

(in thousands of dollars)

Commissions	
Commissions revenue	$ 194,152
Commissions expense	(175,000)
Net retained commissions	19,152
Other revenues	
Investment advisory fee revenues	32,193
Sponsor revenue	16,426
Interest Income	323
Investment gains and losses, net	3,562
Other Income	7,272
Total other revenue	59,776
Other expenses	
Investment advisory fee expense	(28,466)
Clearance and other expense	(1,154)
General and administrative expense	(52,638)
Total other expenses	(82,258)
Loss before taxes	(3,330)
Income tax benefit	1,435
Net Loss	$ (1,895)

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2013

(in thousands of dollars)	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances at January 1, 2013	$ 25	$ 74,911	$ 7,865	$ 82,801
Dividend to Parent			(23,800)	(23,800)
Net Loss	-	-	(1,895)	(1,895)
Balances at December 31, 2013	$ 25	$ 74,911	$ (17,830)	$ 57,106

The accompanying notes are an integral part of these financial statements.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Statement of Cash Flows
Year Ended December 31, 2013

(in thousands of dollars)

Cash flows from operating activities		
Net Loss	$	(1,895)
Adjustments to reconcile net income to net cash used in operating activities		
Depreciation and amortization		1,389
Deferred taxes		1,610
Change in operating assets and liabilities:		
Cash segregated under federal and other regulations		(100)
Receivables from broker-dealers and clearing organizations		1,134
Receivables from investment advisors		(482)
Securities owned, net		(3,687)
Notes and accounts receivable from registered representatives, prepaid and other assets		12,330
Commissions payable		(6,400)
Payables to affiliates, net		(6,679)
Accounts payable and accrued expenses		(7,748)
Agent deferred compensation payable		4,008
Securities sold, not yet purchased		27
Income taxes payable to Parent		2,100
Net cash used in operating activities		(4,393)
Cash flows from investing activities		
Purchase of equipment		(30)
Acquisition of intangible assets		(200)
Net cash used in investing activities		(230)
Cash flows from financing activities		
Dividend paid		(23,800)
Net cash used in financing activities		(23,800)
Net (decrease) increase in cash		(28,423)
Cash and cash equivalents		
Beginning of year		66,255
End of year	$	37,832
Supplemental Cash Flow information		
Net Tax Refunds	$	141

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Woodbury Financial Services, Inc. ("WFS" or the "Company") is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG"), which in turn is a wholly-owned indirect subsidiary of American International Group (AIG). On November 30, 2012, the Company became a direct wholly owned subsidiary of AIG AG when AIG AG acquired all of the ownership interest in the Company from The Hartford Financial Services Group, Inc. (the "Hartford"). The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisers Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG and affiliated companies (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, which carries the accounts and securities of the Company's customers.

2. Significant Accounting Policies

Basis of Accounting

The Company's basis of accounting incorporates the business combinations guidance of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification as of the date of the acquisition ("Acquisition Date"), which requires the recognition and measurement of identifiable assets acquired and liabilities assumed at fair value as of the Acquisition Date. Certain accounting and presentation methods were changed to acceptable alternatives to conform to AIG AG accounting policies, which are discussed below, and the cost basis of certain assets and liabilities were changed as of December 1, 2012, as a result of the application of push-down accounting which refers to establishing a new basis of accounting for the acquired assets and assumed liabilities. Refer to Note 3, *Acquisition*, for further information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

Recently Issued Accounting Pronouncements

In December 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. These disclosure requirements are intended to help investors and other financial statement users to better assess the effect or potential effect of offsetting arrangements on an entity's financial position. Entities are required to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, entities are required to disclose collateral received and posted in connection with master netting agreements or similar arrangements. This guidance is effective for interim and annual periods beginning on or after January 1, 2013. On January 31, 2013, the FASB issued ASU No. 2013-01, *Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities,* which limits the scope of the new balance sheet offsetting disclosures to derivatives, repurchase agreements, and securities lending transactions to the extent that they are

(1) offset in the financial statements or (2) subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with current guidance. An entity is required to apply ASU No. 2013-01 for annual reporting periods beginning on or after January 1, 2013. This date coincides with the effective date of the disclosure requirements in ASU No. 2011-11. The adoption of this guidance resulted in increased disclosures, but had no effect on the Company's financial condition or results of operations.

Commission Revenue and Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuities and other products of the Sponsors, as well as in return for Sponsors' invitation to attend the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred. Meeting and marketing expenses are included in general and administrative expense in the Statement of Operations.

Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

Securities Transactions
Securities transactions are recorded on the trade date. Gains and losses arising from all securities transactions are recorded on a trade date basis.

Securities owned and securities sold, not yet purchased, are carried at fair value on the Statement of Financial Condition. Realized and unrealized gains and losses are reflected in investment gains and losses net in the Statement of Operations.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the management. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Cash Equivalents
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Investments
Investments consist of marketable equity securities and relate to the investments in the Company's deferred compensation plan (further discussed in Note 5) and are carried at market value. The market value of investments in equity securities is determined based on the quoted value of these funds in established markets. Changes in the market value of equity securities are reflected in investment gains and losses in the Statement of Operations.

Repayable and Forgivable Notes Receivable from Registered Representatives
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years. These loans are included in notes and accounts receivable from registered representatives on the Statement of Financial Condition. An estimate of the amount that will not be collected is reserved.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Each year, a portion of these loans will be forgiven (generally over a period of three to seven years) as and when the representative meets certain operating and gross dealer concession levels. These loans are considered prepaid commissions and, accordingly, are classified with prepaid expenses and other assets on the Statement of Financial Condition. Amortization expense is recorded on a straight-line basis over the stated life of the loan and is included with commission expense in the Statement of Operations. If an independent representative separates from the Company, any remaining balance of the loan becomes immediately due and payable. Accordingly, it is reclassified as a repayable loan with a reserve until all collection efforts are exhausted at which time any remaining balances will be written off.

Furniture, Equipment, and Software
Furniture, equipment, and software are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the useful lives of the assets, currently estimated to be three to eight years.

Intangible Assets
Intangible assets are amortized over their useful lives in a pattern consistent with how the Company expects to use the economic benefits of each intangible asset. The Company's intangible assets are being amortized over periods ranging from one to twenty years. The non-compete agreement and trade name are recognized straight-line over their useful lives. The Advisor relationship is recognized in a pattern consistent which the expected revenue to by earned by the Company through its advisor relationships.

Agent Deferred Compensation
The Company records a liability and compensation expense related to eligible independent representatives participating in the Company's compensation plan when the related service has been provided by the independent representative. Eligible registered representatives of the

Company are able to participate in the WFS General Agents' and Writing Agents' Deferred Compensation Plan (the "Plan"). The Plan was established effective January 1, 1999, and, as a nonqualified plan, is not subject to ERISA. Under the Plan, the Company makes contributions on behalf of eligible registered representatives based upon production levels, which vest over a period of years if future minimum production requirements are met. These contributions are expensed by the Company over the period estimated to approximate the vesting schedule. The contributions are directed into variety of equity security investment options chosen by the eligible participants, and these investments are held by the Company until they are ultimately paid to the participants. Changes in the market value of the investments will increase or decrease the amount of payment to the Plan participants and are recognized by the Company in the year that the market value changes occur.

Officer Compensation

Certain officers of the Company, its affiliates, and AIG participate in various other compensation plans of AIG. The Company is allocated a portion of these expenses from AIG and records those expenses in general and administrative expense in the accompanying Statement of Operations with an offsetting liability recorded as a payable to affiliate in the accompanying Statement of Financial Condition.

Income Taxes

The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Any differences between the amount of tax expense/benefit recognized on the separate return method and the amount ultimately allocated to the Company by the Parent under its tax sharing agreement is recognized in equity as a distribution/contribution to/from the Parent. The Company uses the liability method to account for federal and state taxes in accordance with authoritative guidance under US GAAP on income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates for the years in which the temporary difference is expected to reverse. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Tax penalties and interest are included in general and administrative expenses. Interest and penalties, when incurred, are recognized in general and administrative expense.

The AIG consolidated tax returns filed in 2006 and later are subject to examination by applicable taxing authorities.

Out of Period Adjustments

Certain revenues and reduction of expenses which should have been recorded in 2012 were recorded in 2013. Management believes that the effects of these out-of-period adjustments are immaterial. The out-of-period adjustments, had they been recorded in the prior period, would have increased 2013 beginning equity by approximately $876,000 and would have increased 2012 net income by approximately $876,000.

3. Acquisition

On November 30, 2012, all of the Company's equity shares were acquired by AIG AG, a wholly owned indirect subsidiary of AIG, pursuant to the terms of a Purchase Agreement dated as of July 31, 2012, among the Company and the Hartford. The Purchase Agreement was subsequently amended in December 2012. The acquisition was conducted in an arm's length transaction to expand AIG AG's distribution network. The Company applied push down accounting and reflected the acquisition in its stand-alone financial statements.

The purchase price was based, in part, on representative retention through the Acquisition Date. The purchase agreement provides for purchase price concessions at an accelerated rate if representative attrition increased prior to the Acquisition Date. Attrition through the Acquisition Date was higher than initially anticipated during negotiations, resulting in a bargain purchase gain.

The initial consideration for the purchase was approximately $47,719,000. There are two contingent payments that are based on gross dealer concession targeted levels for 2013 and 2014, the fair value of which were $0 at the transaction date. The fair value of the assets acquired and liabilities assumed exceeded the purchase price by approximately $5,846,000, net of income taxes, which was recorded as a bargain purchase gain in the Statement of Operations in 2012.

The estimated fair values of assets acquired and liabilities assumed that were recorded in 2012 were provisional and based on information that was available as of the Acquisition Date. The Company finalized its valuation work and purchase price allocation in July 2013, during the allowable one-year measurement period and adjusted the balances of the assets acquired and liabilities assumed as of the Acquisition Date. There were three items that affected the final purchase price allocation. The purchase price amount was increased from approximately $47,719,000 to approximately $49,855,000 due to a final revision on the working capital adjustment and retention adjustment. The working capital adjustment changed due to a decrease in the amounts owed and accrued to the Hartford. The retention adjustment decreased because the final agreed upon attrition rate was higher than previously estimated at the Acquisition Date. Lastly, the value of the advisor relationship increased due to the decrease in attrition rate. All of the items affecting the purchase price allocation changed the bargain purchase gain and deferred tax liability.

The following table represents the amounts recorded as of the Acquisition Date and re-measurement date.

(in thousands of dollars)

	Acquisition Date	Remeasurement Date
Consideration paid	$ (47,719)	$ (49,855)
Recognized assets and liabilities:		
Cash	$ 41,007	$ 41,007
Accounts receivable	10,283	10,283
Investments	31,536	31,536
Advisor relationships	5,300	5,500
Trade name	2,300	2,300
Non-solicition for regional vice presidents	100	100
Fixed assets	837	837
Retention balances	14,367	14,367
Other assets	12,481	12,481
Accrued expenses	(7,389)	(2,587)
Accrued commissions	(14,291)	(14,291)
Non qualified deferred plan liability	(30,027)	(30,027)
Deferred tax liability	(3,494)	(4,724)
Other liabilities	(9,445)	(9,445)
Gain on bargain purchase	$ 5,846	$ 7,482

As a part of the acquisition, the Company granted approximately $14,367,000 of retention payments to its top advisors to incentivize them to continue employment with the Company. The awards are amortized into commission expense ratably over the service period of two and a half to three years. The Company recognized $8,589,000 of retention award expense in the year ending December 31, 2013.

4. Receivable From Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2013 consist of the following:

(in thousands of dollars)

	Receivable
Receivables from clearing brokers	$ 1,398
Fees and commissions receivable	4,673
	$ 6,071

5. Investment securities at Fair Value

Investment securities at fair value at December 31, 2013 are summarized as follows:

(in thousands of dollars)

	Fair Value Measurements on a Recurring Basis			
	Level 1	Level 2	Level 3	Total
Trading equity securities	$ 18,547	$ -	$ -	$ 18,547
	$ 18,547	$ -	$ -	$ 18,547
Securities sold, not yet purchased	$ (27)	$ -	$ -	$ (27)

During 2013, there were no transfers of securities between levels.

6. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets are as follows:

(in thousands of dollars)

	Gross Carrying Amount	Accumulated Amortization
Advisor relationship	$ 5,500	$ -
Trade name	2,300	(610)
Non compete agreements	100	(100)
Total intangible assets	$ 7,900	$ (710)

Amortization expense for the year ended December 31, 2013 was approximately $655,000.

Estimated future amortization expense for the succeeding five years is as follows:

(in thousands of dollars)

Year Ending December 31	Advisor Relationship	Trade Name	Total
2014	$ -	$ 563	$ 563
2015	377	563	940
2016	603	563	1,166
2017	678	-	678
2018	603	-	603

7. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2013 includes approximately $12,623,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2013 included approximately $10,595,000 paid on sales of products sponsored by Affiliates.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to approximately $1,438,000 for the year ended December 31, 2013, which is included in other income in the Statement of Operations.

Pursuant to a service and expense agreement, the Parent provides, or causes to be provided, administrative, marketing, investment management, accounting, occupancy, and data processing services to the Company and certain affiliates. The allocation of costs for services is based generally on estimated levels of usage, transactions or time incurred in providing the respective services and, in all cases, billed amounts pursuant to this agreement do not exceed the cost to the Parent. These allocated costs, along with a reimbursement of the Company's direct overhead costs totaled approximately $41,951,000 for the year ended December 31, 2013 and are included in general and administrative expense in the Statement of Operations.

At December 31, 2013 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
American General Life	$ (393)	$ -
Sagepoint Financial Inc.	(2)	-
Royal Alliance Associates, Inc	(1)	-
FSC Securities Corp	(6)	-
AIG Advisor Group, Inc.	-	75
	$ (402)	$ 75

8. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2013 are as follows:

(in thousands of dollars)

Current		
Federal expense	$	1,788
State expense		171
Current expense		1,959
Deferred		
Federal benefit		(3,051)
State benefit		(343)
Deferred benefit		(3,394)
Total benefit	$	(1,435)

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 43.1 percent for the period ended December 31, 2013, is primarily due to state taxes and permanent items.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

9. Benefit Plans

At December 31, 2013, the Company had approximately $17,013,000 recorded as an agent deferred compensation liability related to the Plan. The fair value of assets held by the Company at December 31, 2013 was approximately $18,547,000 and is recorded as investments at fair value on the Statement of Financial Condition.

10. Net Capital Requirements and Exemptions

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2013, the Company had net capital of approximately $24,243,000 which was approximately $23,993,000 in excess of the amount required. The Company had no debit items at December 31, 2013.

11. Reserve Requirements

Rule 15c3-3 of the Securities Exchange Act of 1934 specifies when broker-dealers carrying customer accounts may be required to maintain cash or qualified securities in a special reserve account for the exclusive benefit of customers. At December 31, 2013, the Company had a balance of $350,000 in the special reserve account, which is cash on deposit at a commercial bank, for the exclusive benefit of customers and had a balance requirement of approximately $10,000.

12. Commitments and Contingencies

A guarantee is a contract that contingently requires the Company to pay a third party based on changes in an underlying asset, liability or equity security of the guaranteed party. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, and which provide general indemnifications. The Company's maximum exposure in connection with these contracts is unknown, as this would involve future claims that may be made against the Company that have not occurred. However, based on its experience, the Company expects the risk of loss to be remote.

Litigation and Regulatory Matters
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under fidelity bonds insurance acquired by the Company. Amounts not covered by such insurance will be paid directly by the Company.

Indemnifications
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including custodians and third-party clearing brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the

event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

13. Subsequent Events

Management of the Company has performed an evaluation of subsequent events through February 28, 2014, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2013 — Schedule I

(in thousands of dollars)

Total stockholder's equity	$	57,106
Less: Receivable from affiliates		(75)
Prepaid expenses and other assets		(14,778)
Furniture, equipment and software, net		(61)
Receivables from investment advisors		(2,262)
Intangible assets		(7,190)
Notes and accounts receivable from registered representatives		(2,205)
Other unsecured receivables		(6,056)
Net capital before haircuts on securities positions		24,479
Less: Haircuts on securities		(236)
Net capital		24,243
Alternative minimum net capital requirement		(250)
Excess net capital	$	23,993

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2013)

Net capital as reported in the Company's Part II (unaudited) Focus Report	$	19,300
Adjustments:		
Prepaid Fidelity Bond		4,287
Accounts receivable miscellaneous balance change		11
Federal tax		711
State tax		74
Legal		(140)
Net Capital per above	$	24,243

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2013 **Schedule II**

(in thousands of dollars)

Credits		
Free credit balances and other credit balances in customers' security accounts	$	10
Debits		-
Excess of total credits over total debits	$	10
Total cash or qualified securities held in a "Special Reserve Bank Account" for the exclusive benefit of customers	$	350

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X17A-5 as of December 31, 2013, as filed on January 27, 2014.

Woodbury Financial Services, Inc.
(An indirectly wholly-owned subsidiary of American International Group, Inc.)
Information relating to the Possession or Control Requirement for Broker and Dealers under Rule 15c3-3 Under the Securities Exchange Act of 1934
December 31, 2013 **Schedule III**

1. Customers' fully paid securities and excess margin securities not in the Company's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3).

A. Market value	$ -
B. Number of items	-

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

A. Market value	$ -
B. Number of items	-

There are no material differences between this computation and that filed by the Company on Securities and Exchange Commission unaudited amended Form X17A-5 as of December 31, 2013, as filed on January 27, 2014.

pwc

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5

To the Stockholder and Board of Directors of Woodbury Financial, Inc.:

In planning and performing our audit of the financial statements of Woodbury Financial Services, Inc. (the "Company"), for the period January 1, 2013 to December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g),) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11)

2. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309-3851
T: (678) 419 1000, www.pwc.com/us

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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014

pwc

Report of Independent Accountants

To the Stockholder and Board of Directors
of Woodbury Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation ("Form SIPC-7") of the Securities Investor Protection Corporation ("SIPC") of Woodbury Financial Services, Inc. (the "Company") for the year ended December 31, 2013, which were agreed to by the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (collectively, the "specified parties") solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2013. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. July 23, 2013 payment of $61,642 agreed to wire transfer form, provided by Simmone Fields, Controller. Payment made with Form SIPC-7 in the amount of $105,351 was agreed to payment request provided by Simmone Fields, Controller. No differences were noted.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2013 to the Total revenue amount of $253,929,079 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2013. No such differences were noted as a result of this procedure. Total revenue reported was calculated by adding the following line items on page 3 of the audited Form X-17A-5: Commission Revenue, Investment Advisory Fees, Sponsor Revenue, Interest Income, and Other Income.

PricewaterhouseCoopers LLP, 1075 Peachtree Street, Suite 2600, Atlanta, GA 30309-3851
T: (678) 419 1000, www.pwc.com/us

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3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 2c(1), revenues from the distribution of shares of a registered open end investment company or unit trust, from the sale of variable annuities, from business of insurance, from investment advisory services rendered to investment registered investment companies or insurance separate accounts and from transactions in security futures products, of $182,499,748 to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

   b. Compared deductions on line 2c(3), commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions of $1,076,973 to supporting schedule provided by Simmone Fields, Controller. No difference was noted.

   c. Compared deductions on line 2c(9), 40% of interest earned on customer securities accounts, of $0 to a supporting schedule provided by Simmone Fields, Controller. No difference was noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e [of $66,797,338 and $166,993 respectively] of the Form SIPC-7.

      SIPC Net Operating Revenue was recalculated by adding total revenue reported on page 2, item 2a of Form SIPC-7 and total additions reported on page 2, item 2b of Form SIPC-7, and subtracting total deductions reported on page 2, item 2c, of Form SIPC-7. No difference was noted.

      The General Assessment @ 0.0025 was recalculated by multiplying the SIPC Net Operating Revenue reported on page 2, item 2d of Form SIPC-7 by 0.0025. No difference was noted.

   b. Footed the supporting schedules provided by Simmone Fields, Controller, for procedure 3 above and agreed the individual amounts listed on each schedule to the trial a balance for the period January 1, 2013 to December 31, 2013. No differences were noted.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

pwc

This report is intended solely for the information and use of management and the board of directors of the Company, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2014